SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: July 30, 2009	By:	Signed:	Karen L. Fleming

		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: July 30, 2009	By:	Signed:	Karen L. Fleming

		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate, July 30th, 2009
CANADIAN PACIFIC ANNOUNCES ITS SECOND-QUARTER 2009 RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced second-quarter net income of $157 million, an increase of two per cent from $155 million in 2008. The impact on net income from a decline in freight volumes was offset by a net gain after tax on the sale of a portion of CP’s interest in the Detroit River Tunnel Partnership of $69 million. Diluted earnings per share were $0.93, a decrease of seven per cent from $1.00 in second-quarter 2008.
“The recession continues to have a significant impact on our business and although freight volumes appear to have stabilized, we have not yet seen a sustained recovery in traffic,” said Fred Green, President and CEO. “In this economic climate we continue to manage what is in our control and I am pleased with our cost management efforts.”
“Our goal is to make sustainable reductions in our overall cost structure and strengthen our balance sheet. Our concentrated efforts to improve critical business processes will drive efficiency and ensure that CP is well-positioned to deliver value in the long term.”
For the second-quarter and the first-half of 2009, the results of the Dakota, Minnesota & Eastern Railroad (DM&E) are fully consolidated with CP’s results. For comparison, second-quarter and first-half 2008 results have also been presented on a pro forma basis. In the second quarter and first-half of 2008, DM&E earnings were reported as equity income, and pro forma comparisons are provided in order to aid in the evaluation of the underlying earnings trends. Financial data presented on a pro forma basis, a non-GAAP measure, redistributes DM&E’s operating results from an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses.
SUMMARY OF SECOND-QUARTER 2009 COMPARED WITH SECOND-QUARTER 2008
EXCLUDING FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS ON A PRO FORMA BASIS:
•	Total revenues were $1.0 billion, down 21 per cent from $1.3 billion

•	Operating expenses were $797 million, down 23 percent from $1.0 billion

•	Income decreased to $100 million from $150 million, or 33 per cent

•	Diluted earnings per share decreased to $0.59 from $0.97, or 39 per cent

•	Operating ratio improved 120 basis points to 77.9 per cent
SUMMARY OF FIRST-HALF 2009 COMPARED WITH FIRST-HALF 2008
•	Net income for the first half of 2009 was $220 million compared with $245 million in 2008, a decrease of 10 per cent.

•	Diluted earnings per share were $1.33 down from $1.58 or 16 per cent
EXCLUDING FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS ON A PRO FORMA BASIS:
•	Total revenues decreased 17 per cent to $2.1 billion and operating expenses decreased 15 per cent to $1.7 billion

•	Income decreased 42 per cent to $154 million from $267 million

•	Diluted earnings per share were $0.94 down from $1.72

•	Operating ratio deteriorated 190 basis points to 82.6 per cent from 80.7 per cent

2009 CAPITAL PROGRAM
CP now expects its capital program in 2009 to be in the range of $800 million to $820 million, an increase from the previous outlook of $720 million to $740 million. This increase is due to a buy-out of operating leases and it is anticipated that the cash impact of this increase will be offset by the proceeds from the sale of other equipment in the latter half of 2009.
FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a foreign exchange loss on long-term debt of $15 million after tax in the second quarter of 2009, compared with a foreign exchange gain on long-term debt of $5 million after tax in the second quarter of 2008.
As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in U.S. subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different taxing jurisdictions can vary significantly.
Other specified items in the second-quarter of 2009 included an after tax gain on the sale of a portion of CP’s interest in the Detroit River Tunnel Partnership of $69 million. There was also a gain in the fair value of long-term floating rates notes received in replacement of the investment in Asset Backed Commercial Paper (ABCP) of $3 million after tax. There were no other specified items in the second-quarter of 2008.
For the first six months of 2009, CP had a foreign exchange loss on long-term debt of $6 million after tax, unchanged from the first half of 2008, and there was a charge taken in 2008 to reflect an adjustment to the estimated fair value of ABCP of $15 million after tax that was classified as an other specified item.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these are non-GAAP measures. Additional non-GAAP measures include Operating income, Capital program and Financial data on a pro forma basis.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In addition, these non-GAAP measures exclude other specified items (described below) that are not a part of CP’s normal ongoing revenues and operating expenses.
Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, is referred to in this news release as “adjusted diluted earnings per share”. Revenues less operating expenses are referred to as “Operating Income” and Additions to property is referred to as “Capital Program”.

Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Financial data on a pro forma basis redistributes the DM&E operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses. Doing so provides a comparable measure for periods in 2008 that preceded the Surface Transportation Board’s approval of the change of control of the DM&E on October 30, 2008 following that approval, the results were fully consolidated with CP’s operations. A reconciliation of financial data on a pro forma basis to financial data as reported can be found in Management’s Discussion and Analysis (Section 6.0 Non-GAAP Earnings, and Section 9.0 Operating expenses before other specified items).
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including ABCP; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CPR a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:
Media	Investment Community
Mike LoVecchio	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (778) 772-9636	Tel.: (403) 319-3591
email: mike_lovecchio@cpr.ca	email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions, except per share data)

	For the three months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Revenues

Freight	$972.5	$1,193.1
Other	49.9	27.2

	1,022.4	1,220.3

Operating expenses

Compensation and benefits	301.6	315.5
Fuel	117.7	260.3
Materials	49.7	56.5
Equipment rents	43.2	46.1
Depreciation and amortization	135.2	124.7
Purchased services and other	149.2	166.3

	796.6	969.4

Revenues less operating expenses	225.8	250.9

Gain on sale of partnership interest (Note 4)	81.2	—
Gain in fair value of long-term floating rate notes (Note 12)	4.7	—
Foreign exchange gain on long-term debt	3.0	6.8
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 12)	—	13.4
Less:
Other income and charges (Note 6)	19.1	4.9
Net interest expense (Note 7)	73.3	62.9

Income before income tax expense	222.3	203.3

Income tax expense (Note 8)	65.0	48.6

Net income	$157.3	$154.7

Basic earnings per share (Note 9)	$0.94	$1.01

Diluted earnings per share (Note 9)	$0.93	$1.00

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions, except per share data)

	For the six months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Revenues

Freight	$2,022.7	$2,317.5
Other	70.4	49.7

	2,093.1	2,367.2

Operating expenses

Compensation and benefits	642.5	643.8
Fuel	288.7	490.5
Materials	118.5	122.0
Equipment rents	96.9	92.0
Depreciation and amortization	267.6	244.6
Purchased services and other	313.7	325.4

	1,727.9	1,918.3

Revenues less operating expenses	365.2	448.9

Gain on sale of partnership interest (Note 4)	81.2	—
Gain (loss) in fair value of long-term floating rate notes/ asset-backed commercial paper (Note 12)	4.7	(21.3)
Foreign exchange gain (loss) on long-term debt	2.8	(9.5)
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 12)	—	24.4
Less:
Other income and charges (Note 6)	26.6	11.6
Net interest expense (Note 7)	145.7	122.8

Income before income tax expense	281.6	308.1

Income tax expense (Note 8)	61.8	62.7

Net income	$219.8	$245.4

Basic earnings per share (Note 9)	$1.34	$1.60

Diluted earnings per share (Note 9)	$1.33	$1.58

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the three months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Comprehensive income

Net income	$157.3	$154.7

Other comprehensive income

Unrealized foreign exchange (loss) gain on:

Translation of the net investment in U.S. subsidiaries	(143.4)	(9.1)

Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	142.1	8.0

Change in derivatives designated as cash flow hedges:

Realized gain on cash flow hedges settled in the period	(1.4)	(6.0)

Decrease in unrealized holding loss on cash flow hedges	3.4	21.0

Realized loss on cash flow hedges settled in prior periods	1.8	1.7

Other comprehensive income before income taxes	2.5	15.6

Income tax expense	(20.2)	(5.3)

Other comprehensive (loss) income	(17.7)	10.3

Comprehensive income	$139.6	$165.0

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the six months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Comprehensive income

Net income	$219.8	$245.4

Other comprehensive income

Unrealized foreign exchange (loss) gain on:

Translation of the net investment in U.S. subsidiaries	(85.6)	37.2

Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	82.1	(35.0)

Change in derivatives designated as cash flow hedges:

Realized loss (gain) on cash flow hedges settled in the period	2.8	(8.9)

Decrease in unrealized holding loss on cash flow hedges	3.2	15.2

Realized loss on cash flow hedges settled in prior periods	1.8	1.6

Other comprehensive income before income taxes	4.3	10.1

Income tax (expense) recovery	(13.7)	2.7

Other comprehensive (loss) income	(9.4)	12.8

Comprehensive income	$210.4	$258.2

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
(in millions)

	June 30	December 31
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Assets
Current assets
Cash and cash equivalents (Note 5)	$334.3	$117.6
Accounts receivable (Note 16)	488.5	647.4
Materials and supplies	203.8	215.8
Future income taxes	69.1	76.5
Other	88.0	65.7

	1,183.7	1,123.0

Investments (Note 12)	151.5	151.1
Net properties	12,499.8	12,576.3
Assets held for sale (Note 14)	26.5	39.6
Other assets	1,298.5	1,326.1
Goodwill and intangible assets	224.8	237.2

Total assets	$15,384.8	$15,453.3

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$55.6	$150.1
Accounts payable and accrued liabilities	834.6	1,034.9
Income and other taxes payable	40.2	42.2
Dividends payable	41.6	38.1
Long-term debt maturing within one year	386.6	44.0

	1,358.6	1,309.3

Deferred liabilities	819.2	865.2
Long-term debt (Note 13)	3,977.8	4,685.8
Future income taxes	2,622.7	2,610.0

Shareholders’ equity
Share capital (Note 15)	1,722.2	1,220.8
Contributed surplus	35.1	40.2
Accumulated other comprehensive income	68.9	78.3
Retained income	4,780.3	4,643.7

	6,606.5	5,983.0

Total liabilities and shareholders’ equity	$15,384.8	$15,453.3

Commitments and contingencies (Note 20)
See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the three months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Operating activities
Net income	$157.3	$154.7
Add (deduct) items not affecting cash:
Depreciation and amortization	135.2	124.7
Future income taxes	69.8	32.4
Gain in fair value of long-term floating rate notes (Note 12)	(4.7)	—
Foreign exchange gain on long-term debt	(3.0)	(6.8)
Amortization and accretion charges	3.2	2.6
Equity income, net of cash received	1.0	(12.5)
Gain on sale of partnership interest (Note 4)	(81.2)	—
Net loss on repurchase of debt (Note 13)	16.6	—
Restructuring and environmental remediation payments (Note 10)	(10.5)	(10.8)
Pension funding in excess of expense	(20.4)	(14.3)
Other operating activities, net	(22.7)	45.6
Change in non-cash working capital balances related to operations (Note 11)	(51.2)	(132.5)

Cash provided by operating activities	189.4	183.1

Investing activities
Additions to properties	(266.9)	(237.3)
Additions to investments and other assets	—	(57.4)
Reductions to investments and other assets	12.3	(0.4)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 12)	—	(1.2)
Net proceeds (cost) from disposal of transportation properties (Note 4)	110.7	(0.1)

Cash used in investing activities	(143.9)	(296.4)

Financing activities
Dividends paid	(41.7)	(38.0)
Issuance of CP Common Shares	3.4	4.8
Net (decrease) increase in short-term borrowing	(76.4)	188.3
Issuance of long-term debt (Note 13)	409.5	1,068.7
Repayment of long-term debt (Note 13)	(593.5)	(1,069.9)
Settlement of treasury rate lock	—	(30.9)
Settlement of foreign exchange forward on long-term debt (Note 16)	29.2	—

Cash (used in) provided by financing activities	(269.5)	123.0

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(8.2)	(0.1)

Cash position
(Decrease) increase in cash and cash equivalents	(232.2)	9.6
Cash and cash equivalents at beginning of period	566.5	71.3

Cash and cash equivalents at end of period (Note 5)	$334.3	$80.9

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.
See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the six months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Operating activities
Net income	$219.8	$245.4
Add (deduct) items not affecting cash:
Depreciation and amortization	267.6	244.6
Future income taxes	61.4	27.8
(Gain)/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (Note 12)	(4.7)	21.3
Foreign exchange (gain) loss on long-term debt	(2.8)	9.5
Amortization and accretion charges	6.5	5.1
Equity income, net of cash received	1.1	(23.4)
Gain on sale of partnership interest (Note 4)	(81.2)	—
Net loss on repurchase of debt (Note 13)	16.6	—
Restructuring and environmental remediation payments (Note 10)	(19.0)	(24.5)
Pension funding in excess of expense	(41.5)	(26.5)
Other operating activities, net	(14.1)	32.6
Change in non-cash working capital balances related to operations (Note 11)	(63.1)	(170.2)

Cash provided by operating activities	346.6	341.7

Investing activities
Additions to properties	(404.9)	(364.7)
Additions to investments and other assets	—	(192.1)
Reductions to investments and other assets	12.3	(0.4)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 12)	—	(7.5)
Net proceeds (cost) from disposal of transportation properties (Note 4)	111.6	(2.6)

Cash used in investing activities	(281.0)	(567.3)

Financing activities
Dividends paid	(79.7)	(72.5)
Issuance of CP Common Shares (Note 15)	499.2	17.0
Net (decrease) increase in short-term borrowing	(94.5)	25.3
Issuance of long-term debt (Note 13)	409.5	1,068.7
Repayment of long-term debt (Note13)	(606.8)	(1,080.5)
Settlement of treasury rate lock	—	(30.9)
Settlement of foreign exchange forward on long-term debt (Note 16)	29.2	—

Cash provided by (used in) financing activities	156.9	(72.9)

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(5.8)	1.3

Cash position
Increase (decrease) in cash and cash equivalents	216.7	(297.2)
Cash and cash equivalents at beginning of period	117.6	378.1

Cash and cash equivalents at end of period (Note 5)	$334.3	$80.9

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.
See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

(unaudited)	For the six months ended June 30, 2009
			Accumulated
	Share	Contributed	other	Retained
	Capital	Surplus	comprehensive income	income

Balance at December 31, 2008, as previously reported	$1,220.8	$40.2	$78.3	$4,654.1
Adjustment for change in accounting policy (Note 2)				(10.4)

Balance at December 31, 2008, as restated				4,643.7
Net Income				219.8
Other comprehensive loss			(9.4)
Dividends				(83.2)
Shares issued (Note 15)	488.9
Stock compensation (recovery) expense		(2.9)
Shares issued under stock option plans	12.5	(2.2)

Balance at June 30, 2009	$1,722.2	$35.1	$68.9	$4,780.3

	For the six months ended June 30, 2008

Balance at December 31, 2007, as previously reported	$1,188.6	$42.4	$39.6	$4,187.3
Adjustment for change in accounting policy (Note 2)				(7.4)

Balance at December 31, 2007, as restated				4,179.9
Net Income				245.4
Other comprehensive income			12.8
Dividends				(76.1)
Stock compensation expense		6.8
Shares issued under stock option plans	28.3	(9.4)

Balance at June 30, 2008	$1,216.9	$39.8	$52.4	$4,349.2

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2008 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards. They do not include all disclosures required under Canadian Generally accepted accounting principles (“GAAP”) for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	New accounting changes

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods.

As a result of this adoption, the Company has retroactively expensed certain expenditures related to pre-operating periods of a facility, rather than recording them as assets in “Other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $7.4 million at January 1, 2008 and $10.4 million at January 1, 2009. For the three months ended June 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $0.2 million. For the six months ended June 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $0.4 million and a decrease to “Income tax expense” of $0.1 million. This change also resulted in a $0.01 decrease to previously reported diluted earnings per share for the six months ended June 30, 2008.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract applies to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.

3	Future accounting changes

International Financial Reporting Standards (“IFRS”) / U.S. GAAP

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, registrants were to adopt U.S. GAAP on or before this date. CP has determined that, commencing on January 1, 2010, it will adopt U.S. GAAP for its financial reporting. As a result, CP will not be adopting IFRS in 2011.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
3	Future accounting changes (continued)

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new standards:

Business combinations, Section 1582

This section replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure goodwill acquired in the business combination or a gain in the case of a bargain purchase. Acquisition-related costs are to be expensed.

Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602

These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011; however, adoption of these standards by the Company is not expected given the decision to adopt U.S. GAAP. Early adoption of all three standards is permitted.

4	Gain on sale of partnership interest

During the second quarter of 2009, the Company completed a sale of a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”) to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The sale was agreed to on March 31, 2009 but was subject to regulatory approval, which was received during the second quarter. The proceeds received in the quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax). Effective April 1, 2009, the Company discontinued proportionate consolidation and is accounting for its remaining investment in the DRTP under the equity method of accounting.

5	Cash and cash equivalents

	June 30	December 31	June 30
(in millions)	2009	2008	2008

Cash	$16.8	$11.3	$10.8
Short term investments;
Government guaranteed investments	269.4	—	—
Deposits with financial institutions	48.1	106.3	70.1

Total cash and cash equivalents	$334.3	$117.6	$80.9

All cash is invested in accordance with policies approved by the Company’s Board of Directors which require minimum ratings. Government and financial institutions meet these standards if they carry AA or A1 ratings, or the equivalent, from at least two credit rating agencies.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
6	Other income and charges

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2009	2008	2009	2008

Amortization of discount on restructuring accruals	$0.9	$0.2	$2.0	$0.4
Amortization of discount on worker’s compensation accrual	1.3	1.4	2.6	2.7
Net loss on repurchase of debt (Note 13)	16.6	—	16.6	—
Other exchange (gains) losses	(2.4)	0.6	0.8	1.9
Charges on sale of accounts receivable	—	1.1	—	2.7
Gains on non-hedging derivative instruments	—	(0.9)	—	(0.9)
Finance operating costs and capital structure administration	2.7	2.5	4.6	4.8

Total other income and charges	$19.1	$4.9	$26.6	$11.6

7	Net interest expense

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2009	2008	2009	2008

Interest expense	$75.7	$64.8	$149.0	$129.5
Interest income	(2.4)	(1.9)	(3.3)	(6.7)

Total net interest expense	$73.3	$62.9	$145.7	$122.8

8	Income taxes

During the six months ended June 30, 2009, legislation was substantively enacted to reduce British Columbian provincial income tax rates. As a result of these changes, the Company recorded an $11.2 million benefit in future tax liability and income tax expense for the six months ended June 30, 2009, related to the revaluation of its future income tax balances as at December 31, 2008.

During the six months ended June 30, 2008, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $15.7 million benefit in future tax liability and income tax expense for the six months ended June 30, 2008, related to the revaluation of its future income tax balances as at December 31, 2007. For the three months ended June 30, 2008 the Company recorded a $5.1 million benefit in future income tax liability and income tax expense.

Cash taxes paid for the three months ended June 30, 2009, were $0.3 million (three months ended June 30, 2008 — $13.2 million). Cash taxes paid in the six months ended June 30, 2009 were $3.6 million (six months ended June 30, 2008 — $57.9 million).

9	Earnings per share

At June 30, 2009, the number of shares outstanding was 168.1 million (June 30, 2008 — 153.8 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
9	Earnings per share (continued)

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2009	2008	2009	2008

Weighted average shares outstanding	168.0	153.7	164.5	153.6
Dilutive effect of stock options	0.4	1.4	0.2	1.4

Weighted average diluted shares outstanding	168.4	155.1	164.7	155.0

(in dollars)
Basic earnings per share	$0.94	$1.01	$1.34	$1.60
Diluted earnings per share	$0.93	$1.00	$1.33	$1.58

For the three and six months ended June 30, 2009, 2,809,967 and 3,101,592 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and six months ended June 30, 2008 — 613,933 and 617,825).

10	Restructuring and environmental remediation

At June 30, 2009, the provision for restructuring and environmental remediation was $234.7 million (December 31, 2008 — $251.2 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:

Three months ended June 30, 2009

	Opening					Closing
	Balance				Foreign	Balance
	Apr. 1			Amortization	Exchange	June 30
(in millions)	2009	Accrued	Payments	of Discount	Impact	2009

Labour liability for terminations and severances	$96.2	2.7	(5.1)	1.5	(2.1)	$93.2

Other non-labour liabilities for exit plans	0.5	—	—	—	—	0.5

Total restructuring liability	96.7	2.7	(5.1)	1.5	(2.1)	93.7

Environmental remediation program	154.3	0.6	(5.4)	—	(8.5)	141.0

Total restructuring and environmental remediation liability	$251.0	3.3	(10.5)	1.5	(10.6)	$234.7

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
10	Restructuring and environmental remediation (continued)

Three months ended June 30, 2008

	Opening					Closing
	Balance				Foreign	Balance
	April 1			Amortization	Exchange	June 30
(in millions)	2008	Accrued	Payments	of Discount	Impact	2008

Labour liability for terminations and severances	$118.9	1.5	(8.3)	1.1	(0.3)	$112.9

Other non-labour liabilities for exit plans	0.6	—	—	—	—	0.6

Total restructuring liability	119.5	1.5	(8.3)	1.1	(0.3)	113.5

Environmental remediation program	105.5	1.0	(2.5)	—	(0.3)	103.7

Total restructuring and environmental remediation liability	$225.0	2.5	(10.8)	1.1	(0.6)	$217.2

Six months ended June 30, 2009

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	June 30
(in millions)	2009	Accrued	Payments	of Discount	Impact	2009

Labour liability for terminations and severances	$99.6	3.6	(12.0)	3.2	(1.2)	$93.2

Other non-labour liabilities for exit plans	0.5	—	—	—	—	0.5

Total restructuring liability	100.1	3.6	(12.0)	3.2	(1.2)	93.7

Environmental remediation program	151.1	1.6	(7.0)	—	(4.7)	141.0

Total restructuring and environmental remediation liability	$251.2	5.2	(19.0)	3.2	(5.9)	$234.7

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
10	Restructuring and environmental remediation (continued)

Six months ended June 30, 2008

	Opening					Closing
	Balance					Balance
	Jan. 1			Amortization	Foreign	June 30
(in millions)	2008	Accrued	Payments	of Discount	Exchange Impact	2008

Labour liability for terminations and severances	$129.2	1.5	(20.6)	2.2	0.6	$112.9

Other non-labour liabilities for exit plans	0.8	—	(0.2)	—	—	0.6

Total restructuring liability	130.0	1.5	(20.8)	2.2	0.6	113.5

Environmental remediation program	104.0	1.9	(3.7)	—	1.5	103.7

Total restructuring and environmental remediation liability	$234.0	3.4	(24.5)	2.2	2.1	$217.2

Amortization of Discount is charged to income as “Other income and charges”, “Compensation and Benefits” and “Purchased Services and Other” as applicable. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other” as applicable.

11	Accounts receivable

In the second quarter of 2008, the Company’s accounts receivable securitization program was terminated. As a result of this termination, in the Company’s Consolidated Balance Sheet, Accounts receivable and other current assets increased by $120.0 million and in the consolidated statement of cash flows the Change in non-cash working capital balances related to operations reflected an outflow of $120.0 million. As well, the related servicing asset and liability which had previously been recognized are no longer required to be maintained and were settled as part of the termination.

12	Investments

	June 30	December 31
(in millions)	2009	2008

Rail investments accounted for on an equity basis	$56.7	$48.4
Long-term floating rate notes	65.2	—
Asset backed commercial paper	—	72.7
Other investments	29.6	30.0

Total investments	$151.5	$151.1

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
12	Investments (continued)

Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)

Dakota, Minnesota & Eastern Railroad Corporation was acquired on October 4, 2007 and is wholly-owned by the Company. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase effective on October 30, 2008, at which time the Company assumed control of the DM&E. Subsequent to October 30, 2008 the results of DM&E are consolidated with the Company on a line-by-line basis.

The Company accounted for its investment in DM&E using the equity method until the acquisition was approved by the STB and the Company assumed control. Equity income from the Company’s investment in DM&E, which is recorded net of tax, was $13.4 million during the three months ended June 30, 2008, and $24.4 million during the six months ended June 30, 2008 and is recorded in “Equity income in Dakota, Minnesota & Eastern Railroad Corporation” on the Consolidated Statement of Income.

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”)

At June 30, 2009 the Company held replacement long-term floating rate notes, with a total settlement value of $130.5 million, issued as a result of the restructuring discussed below. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity nor have they traded in an active market since. As a result, the Company classified its ABCP as held for trading long-term investments after initially classifying them as Cash and cash equivalents. The long-term floating rate notes received in replacement of ABCP have also been classified as held for trading long-term investments.

On January 12, 2009, a Canadian Court granted an order for the implementation of a restructuring plan for the ABCP and the restructuring was completed on January 21, 2009. As a result, CP received new replacement long-term floating rate notes with a total settlement value of $142.8 million.

During the second quarter of 2009 the Company received $12.3 million in partial redemption of its Master Asset Vehicle (“MAV”) 3 Class 9 Traditional Asset (“TA”) Tracking notes and MAV 2 Class 8 Ineligible Assets (“IA”) Tracking notes representing 100% of the original investment value of the redeemed notes. As a result of the restructuring and the subsequent redemptions of notes, at June 30, 2009 the Company held replacement long-term floating rate notes with settlement values as follows:
•	$0.2 million MAV 3 Class 9 TA Tracking notes with expected repayments over approximately seven years.
•	$118.2 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to eight years:
•	Class A-1: $59.3 million
•	Class A-2: $45.9 million
•	Class B: $8.3 million
•	Class C: $3.5 million
•	Class 14: $1.2 million

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
12	Investments (continued)

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”) (continued)
•	$12.1million MAV 2 IA Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately four to 20 years:
•	Class 3: $0.5 million
•	Class 6: $5.5 million
•	Class 7: $3.4 million
•	Class 8: $0.1 million
•	Class 13: $2.6 million
The MAV 2 Class A-1 notes have received an A rating by DBRS. In addition, the MAV 2 Class A-2 notes have also received an A rating by DBRS but are currently under a negative watch.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at June 30, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and subsequent court-appointed Monitor’s Reports, the terms of the notes issued in the restructuring and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at June 30, 2009 and December 31, 2008, respectively are:

June 30, 2009
Probability weighted average coupon interest rate	Nil%
Weighted average discount rate	8.3%
Expected repayments of long-term floating rate notes	four to 20 years
Credit losses	MAV 3 Class 9 notes: nil
MAV 2 eligible asset notes: nil to 100%
MAV 2 IA notes: 25%

December 31, 2008
Probability weighted average coupon interest rate	2.2%
Weighted average discount rate	9.1%
Expected repayments of ABCP notes	five to eight years, other than certain tracking notes to be paid down on restructuring
Credit losses	Notes expected to be rated (1): nil to 25%
Notes not expected to be rated (2): 25 to 100%

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and IA Tracking notes.
Coupon interest rates and credit losses vary by each of the different replacement long-term floating rate notes as each has different risks. Coupon interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
12	Investments (continued)

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”) (continued)

The expected repayments vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.

One of the cash flow scenarios modelled is a liquidation scenario whereby recovery of the Company’s investment is through the liquidation of the underlying assets of the notes. While the likelihood is remote, there remains a possibility that a liquidation scenario may occur even following the successful restructuring of the ABCP.

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $65.2 million at June 30, 2009 (December 31, 2008 — ABCP $72.7 million). The reduction in the estimated fair value reflects the redemption at par of the MAV 3 Class 9 TA Tracking notes and MAV 2 Class 8 IA Tracking notes, offset by accretion and changes in market assumptions. The change in the estimated fair value in the second quarter of 2009 and in the six months to June 30, 2009 resulted in a gain of $4.7 million excluding accretion (second quarter 2008 — $nil, six months to June 30, 2008 — $21.3 million charge against income). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows:

		Estimated fair
	Original cost	value

As at January 1, 2009	$143.6	$72.7
Change due to restructuring, January 21, 2009	(0.8)	—

As at March 31, 2009	142.8	72.7
Redemption of notes	(12.3)	(7.9)
Accretion	—	0.1
Change in market assumptions	—	0.3

As at June 30, 2009	$130.5	$65.2

Sensitivity analysis is presented below for key assumptions:

Change in fair value
(in millions)	of long-term floating rate notes
Coupon Interest rate
50 basis point increase	$2.1
50 basis point decrease	Nil (1)

Discount rate
50 basis point increase	$(2.1)
50 basis point decrease	$2.2

(1)	Notes are currently expected to earn no interest.
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows and the outcome of the restructuring could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
13	Long-term debt

During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of CDN$408.5 million. The Notes are unsecured, but carry a negative pledge. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized during the quarter to “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt, and the write-off of unamortized fees, partly offset by a fair value adjustment (gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased (see Note 16). The following table summarizes the principal amount, carrying amount and cost to redeem debt repurchased during the quarter:

	Principal		Carrying	Cost to
	Amount in		Amount	Redeem in
(in millions)	USD		in CDN	CDN

6.250% Notes due October 15, 2011	$154.3		$184.1	$184.6
5.75% Notes due May 15, 2013	298.6		342.7	359.1
6.50% Notes due May 15, 2018	24.8	*	28.5	28.2

Total debt tendered	$477.7		$555.3	$571.9

*	Includes US$2.7 million principal amount of debt repurchased prior to commencement of the debt tender.
14	Assets held for sale

	June 30	December 31
(in millions)	2009	2008

Track and roadway	$—	$12.9
Land and building	21.5	21.6
Rolling stock	5.0	5.1

Total assets held for sale	$26.5	$39.6

15	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2009	2008	2009	2008

Share capital, beginning of period	168.0	153.6	153.8	153.3

Shares issued under stock option plans	0.1	0.2	0.4	0.5

Shares issued	—	—	13.9	—

Share capital, end of period	168.1	153.8	168.1	153.8

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., up to 13,900,000 CP common shares at a price of $36.75 per share. The offering closed on February 11, 2009, at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs were $488.9 million).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
16	Financial instruments

Foreign exchange forward contracts

In June 2007, the Company entered into a currency forward to set the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Note matures in October 2011. During the second quarter of 2009, the Company recorded a loss of $30.9 million and $16.8 million for the six months ended June 30, 2009 (second quarter 2008 an unrealized loss of $9.7 million and for the six months ended June 30, 2008 an unrealized gain of $4.2 million) to “Foreign exchange gain (loss) on long-term debt” related to the currency forward. These represent both realized and unrealized losses.

During the first quarter of 2009, CP unwound and settled US$25 million of the US$400 million currency forward for total proceeds of $4.5 million received in the second quarter. In the second quarter of 2009, a further US$275 million of the currency forward was unwound and settled for total proceeds of $26.6 million. At June 30, 2009, the unrealized gain on the remaining currency forward of $9.4 million (December 31, 2008 — $57.3 million) was included in “Other assets”.

Interest rate management

During the second quarter of 2009, CP unwound its outstanding interest rate swap agreements for total proceeds of $16.8 million. These agreements were classified as fair value hedges related to debt of US$200 million. The swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250% Notes. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time that the 6.250% Notes are repaid.

Prior to the unwind, the Company recorded a gain of $1.7 million during the three months ended June 30, 2009 (2008 — $0.9 million) and $3.1 million for the six months ended June 30, 2009 (six months ended June 30, 2008 — $1.1 million) to “Net interest expense”.

Subsequent to the unwinding of this swap a portion of the underlying 6.250% Notes were repurchased in the second quarter and, as a result, a pro rata share of the fair value adjustment amounting to a $6.5 million gain was recognized immediately as part of the net loss on repurchase of debt (see Note 13).

Stock-based compensation expense management

To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time of three types of stock-based compensation programs: share appreciation rights (“SARs”), deferred share units (“DSUs”), and restricted share units (“RSUs”). The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to substantially offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap.

“Compensation and benefits” expense on our Consolidated Statement of Income included an unrealized gain on these swaps of $13.6 million in the second quarter of 2009 and a net gain of $2.9 million for the six months ended June 30, 2009 which was inclusive of both realized losses and unrealized gains (unrealized gain of $3.3 million for the second quarter 2008 and $6.0 million for the six months ended June 30, 2008). During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million that was settled in the second quarter of 2009. At June 30, 2009, the unrealized loss on the remaining TRS of $33.9 million was included in “Deferred liabilities” on our Consolidated Balance Sheet (December 31, 2008 — $67.9 million).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
16	Financial instruments (continued)

Fuel price management

At June 30, 2009, the Company had crude futures contracts, which are accounted for as cash flow hedges, to purchase approximately 90,000 barrels during the remainder of 2009 at average quarterly prices of US$38.19 per barrel. This represents approximately 3% of estimated fuel purchases for the remainder of 2009. At June 30, 2009, the unrealized gain on these futures contracts was $3.5 million (December 31, 2008 — $3.2 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in Accumulated other comprehensive income (“AOCI”) on our Consolidated Balance Sheet.

At June 30, 2009, the Company had foreign exchange (“FX”) forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$2.9 million for the remainder of 2009 at exchange rates ranging from 1.2293 to 1.2306. At June 30, 2009, the unrealized loss on these forward contracts was $0.3 million (December 31, 2008 — loss of $0.1 million) and was recognized in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

At June 30, 2009, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 177,000 barrels during the period July 2009 to June 2010 at average quarterly prices of US$73.41 per barrel. This represents approximately 3% of estimated fuel purchases for this period. At June 30, 2009, the unrealized gain on these futures contracts was $1.6 million (December 31, 2008 — unrealized loss $4.5 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

In addition at June 30, 2009, the Company had heating oil crack spread futures contracts which were not designated nor accounted for as cash flow hedges, to purchase approximately 375,000 barrels during the third quarter of 2009 at an average price of US$5.91 per barrel. This represents approximately 25% of estimated fuel purchases in the quarter. At June 30, 2009, the unrealized gain on these futures contracts was $0.1 million and has been recognized in income in “Fuel” expense.

For the second quarter of 2009, “Fuel” expense was decreased by $0.9 million as a result of realized gains arising from settled swaps. During the quarter, there were minimal gains realized on FX forward contracts. For the second quarter of 2008, “Fuel” expense was reduced by $5.2 million as a result of realized gains of $5.8 million arising from settled swaps, partially offset by realized losses of $0.6 million arising from settled FX forward contracts.

For the six months ended June 30, 2009, “Fuel” expense was increased by $4.8 million as a result of realized losses arising from settled swaps. During the first six months, there were minimal gains realized on FX forward contracts. For the six months ended June 30, 2008, “Fuel” expense was reduced by $8.8 million as a result of realized gains of $10.1 million arising from settled swaps, partially offset by realized losses of $1.3 million arising from settled FX forward contracts.

Credit risk

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result, create a financial loss for the Company. The Company’s credit risk regarding its investment in long-term floating rate notes are discussed in more detail in Note 12.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
16	Financial instruments (continued)

Credit risk management

The railway industry services predominantly financially established customers and the Company has experienced limited financial loss with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility. Pursuant to their respective terms, accounts receivable are aged as follows:

	June 30	December 31
(in millions)	2009	2008

Up to date	$373.0	$394.8
Under 30 days past due	72.1	163.0
30-60 days past due	13.3	33.7
61-90 days past due	5.4	17.5
Over 90 days past due	16.0	29.7

	479.8	638.7
Non-trade receivables	8.7	8.7

Total Accounts receivable	$488.5	$647.4

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an ongoing basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. With the exception of long-term floating rate notes (Note 12), the Company does not anticipate non-performance that would materially impact the Company’s financial statements.

With the exception of long-term floating rate notes (Note 12) and a significant customer (Note 19), the Company believes there are no significant concentrations of credit risk.

17	Stock-based compensation

In the first six months of 2009, under CP’s stock option plans, the Company issued 747,800 options to purchase Common Shares at the weighted average price of $36.29 per share, based on the closing price on the grant date. In tandem with these options, 747,450 stock appreciation rights were issued at the weighted average exercise price of $36.29.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of June 30, 2009 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
17	Stock-based compensation (continued)

	2009		2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,671,143	$49.52	6,981,108	$43.97
New options granted	747,800	36.29	1,360,400	71.59
Exercised	(333,550)	30.60	(493,460)	34.40
Forfeited	(188,625)	59.17	(85,050)	47.09

Outstanding, June 30	7,896,768	48.84	7,762,998	$49.39

Options exercisable at June 30	5,036,718	$42.68	4,637,348	$38.33

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model.

Under the fair value method, the fair value of options at the grant date was $5.4 million for options issued in the first six months of 2009 (first six months of 2008 — $14.1 million). The weighted average fair value assumptions were approximately:

	For the six months
	ended June 30
	2009	2008

Expected option life (years)	5.00	4.39
Risk-free interest rate	2.14%	3.54%
Expected stock price volatility	30%	22%
Expected annual dividends per share	$0.99	$0.99
Weighted average fair value of options granted during the year	$7.24	$15.12

Performance share units

In the first six months of 2009, the Company issued 404,580 Performance Share Units (“PSUs”). PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The expense related to the PSUs is accrued based on the price of Common Shares at the end of the period and the anticipated performance factor, over the vesting period. In the first six months of 2009, the expense recognized by PSUs was $6.8 million.

18	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the three months ended June 30, 2009, was $2.2 million (three months ended June 30, 2008 — $19.9 million) and for the six months ended June 30, 2009, was $13.3 million (six months ended June 30, 2008 — $39.0 million).

19	Significant customer

During the first six months of 2009, one customer comprised 8.2% of total revenue (first six months of 2008 — 12.3%). At June 30, 2009, that same customer represented 4.4% of total accounts receivable (June 30, 2008 — 5.4%).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
20	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2009, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At June 30, 2009, the Company had multi-year capital commitments of $785.5 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2009 through 2028.

Operating lease commitments

At June 30, 2009, minimum payments under operating leases were estimated at $1,045.3 million in aggregate, with annual payments in each of the next five years of: balance of 2009 - $79.2 million; 2010 — $150.3 million; 2011 — $128.7 million; 2012 — $114.8 million; 2013 - $100.1 million.

Guarantees

At June 30, 2009, the Company had residual value guarantees on operating lease commitments of $183.4 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2009, these accruals amounted to $7.5 million.

21	Capital disclosures

The Company monitors capital using a number of key financial metrics, including:
o	total debt to total capitalization; and

o	interest-coverage ratio: earnings before interest and taxes (“EBIT”) to net interest expense.
Both of these metrics have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The calculations for the aforementioned key financial metrics are as follows:

Total debt to total capitalization
Total debt, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by total debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Interest coverage ratio
EBIT, which is a non-GAAP measure that is calculated, on a twelve month rolling basis, as revenues less operating expenses, less other income and charges, plus equity income in DM&E, divided by net interest expense. The ratio excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/ABCP and the gain on sale of partnership interest as these are not in the normal course of business.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
21	Capital disclosures (continued)

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

(in millions)	Management targets	June 30, 2009	June 30, 2008

Long-term debt		$3,977.8	$4,016.8
Long-term debt maturing within one year		386.6	238.4
Short-term borrowing		55.6	255.0

Total debt(1)		$4,420.0	$4,510.2

Shareholders’ equity		$6,606.5	$5,658.3
Total debt		4,420.0	4,510.2

Total debt plus equity(1)		$11,026.5	$10,168.5

Revenues less operating expenses(2)		$968.8	$1,075.8
Less:
Other income and charges		(37.7)	(28.2)
Plus:
Equity income in DM&E		26.9	36.7

EBIT(1)(2)		$958.0	$1,084.3

Total debt		$4,420.0	$4,510.2
Total debt plus equity		$11,026.5	$10,168.5

Total debt to total capitalization(1)	No more than 50.0%	40.1%	44.4%

EBIT		$958.0	$1,084.3
Net interest expense		$284.0	$231.1

Interest Coverage Ratio(1)(2)	No less than 4.0	3.4	4.7

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The balance is calculated on a rolling twelve-month basis.
The Company remains in compliance with all external financial covenants.

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their management targets are monitored on a quarterly basis. In 2009, the Company changed one of its measures used to monitor capital from net-debt to net-debt-plus-equity ratio to total debt to total capitalization to better align with a more common convention used by investors. The interest coverage ratio has decreased during the twelve-month period ending June 30, 2009 due to a reduction in year-over-year earnings and an increase in net interest expense associated with the debt assumed in the acquisition of the DM&E. The interest coverage ratio for the period is below the management target provided due to lower volumes as a result of the global recession that occurred during the period.

In addition, CP issued 13,900,000 common shares generating net proceeds of $488.9 million and monetized certain assets to reduce indebtedness and further augment its cash position due to ongoing uncertainty around the timing of the economic recovery.

The Company is also subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within permitted limits.

Summary of Rail Data
(Reconciliation of GAAP earnings to non-GAAP earnings on page 2)

Second Quarter					Year-to-date
2009	2008(1) (2)	Fav/(Unfav)%			2009	2008(1) (2)	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$972.5	$1,193.1	$(220.6)	(18.5)	Freight revenue	$2,022.7	$2,317.5	$(294.8)	(12.7)
49.9	27.2	22.7	83.5	Other revenue	70.4	49.7	20.7	41.6

1,022.4	1,220.3	(197.9)	(16.2)		2,093.1	2,367.2	(274.1)	(11.6)

				Operating expenses
301.6	315.5	13.9	4.4	Compensation and benefits	642.5	643.8	1.3	0.2
117.7	260.3	142.6	54.8	Fuel	288.7	490.5	201.8	41.1
49.7	56.5	6.8	12.0	Materials	118.5	122.0	3.5	2.9
43.2	46.1	2.9	6.3	Equipment rents	96.9	92.0	(4.9)	(5.3)
135.2	124.7	(10.5)	(8.4)	Depreciation and amortization	267.6	244.6	(23.0)	(9.4)
149.2	166.3	17.1	10.3	Purchased services and other	313.7	325.4	11.7	3.6

796.6	969.4	172.8	17.8		1,727.9	1,918.3	190.4	9.9

225.8	250.9	(25.1)	(10.0)	Revenues less operating expenses	365.2	448.9	(83.7)	(18.6)

81.2	—	81.2	—	Gain on sale of partnership interest	81.2	—	81.2	—
4.7	—	4.7	—	Gain (loss) in fair value of long-term floating rate notes/asset-backed commercial paper	4.7	(21.3)	26.0	122.1
3.0	6.8	(3.8)	(55.9)	Foreign exchange gain (loss) on long-term debt	2.8	(9.5)	12.3	129.5
—	13.4	(13.4)	(100.0)	Equity income in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	—	24.4	(24.4)	(100.0)

				Less:

19.1	4.9	(14.2)	(289.8)	Other income and charges	26.6	11.6	(15.0)	(129.3)
73.3	62.9	(10.4)	(16.5)	Net interest expense	145.7	122.8	(22.9)	(18.6)

222.3	203.3	19.0	9.3	Income before income tax expense	281.6	308.1	(26.5)	(8.6)
65.0	48.6	(16.4)	(33.7)	Income tax expense	61.8	62.7	0.9	1.4

$157.3	$154.7	$2.6	1.7	Net income	$219.8	$245.4	$(25.6)	(10.4)

$0.94	$1.01	$(0.07)	(6.9)	Basic earnings per share	$1.34	$1.60	$(0.26)	(16.3)

$0.93	$1.00	$(0.07)	(7.0)	Diluted earnings per share	$1.33	$1.58	$(0.25)	(15.8)

(1)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a fully consolidated basis after that date including the first two quarters of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

Summary of Rail Data (Page 2)
Reconciliation of GAAP earnings to non-GAAP earnings

Second Quarter					Year-to-date
2009	2008(1) (2)	Fav/(Unfav)%			2009	2008(1) (2)	Fav/(Unfav)%

				Financial (millions)

$157.3	$154.7	$2.6	1.7	Net income	$219.8	$245.4	$(25.6)	(10.4)

				Exclude:

				Foreign exchange gain (loss) on long-term debt (FX on LTD)
3.0	6.8	(3.8)	—	FX on LTD	2.8	(9.5)	12.3	—
(17.6)	(2.3)	(15.3)	—	Income tax recovery (expense) on FX on LTD (3)	(9.0)	3.4	(12.4)	—

(14.6)	4.5	(19.1)	—	FX on LTD (net of tax)	(6.2)	(6.1)	(0.1)	—
		19.8					19.8

				Other specified items
81.2	—	81.2	—	Gain on sale of partnership interest	81.2	—	81.2	—
(12.5)	—	(12.5)	—	Income tax on partnership interest	(12.5)	—	(12.5)	—

68.7	—	68.7	—	Gain on sale on partnership interest (net of tax)	68.7	—	68.7	—

4.7	—	4.7	—	Gain (loss) in fair value of long-term floating rate notes/ asset-backed commercial paper (ABCP)	4.7	(21.3)	26.0	—
(1.5)	—	(1.5)	—	Income tax recovery (expense) on gain (loss) in fair value of long-term floating rate notes/ABCP	(1.5)	6.3	(7.8)	—

3.2	—	3.2	—	Gain (loss) in fair value of long-term floating rate notes/(ABCP) (net of tax)	3.2	(15.0)	18.2	—

$100.0	$150.2	$(50.2)	(33.4)	Income before foreign exchange gain (loss) on long-term debt and other specified items(4)	$154.1	$266.5	$(112.4)	(42.2)

				Earnings per share (EPS)
$0.93	$1.00	$(0.07)	(7.0)	Diluted EPS, as determined by GAAP	$1.33	$1.58	$(0.25)	(15.8)
				Exclude:
(0.09)	0.03	(0.12)	—	Diluted EPS, related to FX on LTD, net of tax (4)	(0.04)	(0.04)	—	—
0.43	—	0.43	—	Diluted EPS, related to other specified items, net of tax (4)	0.43	(0.10)	0.53	—

$0.59	$0.97	$(0.38)	(39.2)	Diluted EPS, before FX on LTD and other specified items (4)	$0.94	$1.72	$(0.78)	(45.3)

77.9	79.4	1.5	—	Operating ratio (4) (5) (%)	82.6	81.0	(1.6)	—

				Shares Outstanding

168.0	153.7	14.3	9.3	Weighted average (avg) number of shares outstanding (millions)	164.5	153.6	10.9	7.1
168.4	155.1	13.3	8.6	Weighted avg number of diluted shares outstanding (millions)	164.7	155.0	9.7	6.3

				Foreign Exchange

0.846	0.991	(0.145)	(14.6)	Average foreign exchange rate (US$/Canadian$)	0.826	0.999	(0.173)	(17.3)
1.182	1.009	0.173	17.1	Average foreign exchange rate (Canadian$/US$)	1.210	1.001	0.209	20.9

(1)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a fully consolidated basis after that date including the first two quarters of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(4)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures included in this press release.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 3)
Pro forma Basis Including DM&E in 2008

Second Quarter					Year-to-date
	2008(1) (2) (3)					2008(1) (2) (3)
2009	Pro forma	Fav/(Unfav)%			2009	Pro forma	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$972.5	$1,274.3	$(301.8)	(23.7)	Freight revenue	$2,022.7	$2,476.5	$(453.8)	(18.3)
49.9	27.8	22.1	79.5	Other revenue	70.4	50.8	19.6	38.6

1,022.4	1,302.1	(279.7)	(21.5)		2,093.1	2,527.3	(434.2)	(17.2)

				Operating expenses
301.6	333.3	31.7	9.5	Compensation and benefits	642.5	681.4	38.9	5.7
117.7	276.0	158.3	57.4	Fuel	288.7	520.4	231.7	44.5
49.7	60.6	10.9	18.0	Materials	118.5	130.2	11.7	9.0
43.2	49.9	6.7	13.4	Equipment rents	96.9	99.4	2.5	2.5
135.2	135.2	—	—	Depreciation and amortization	267.6	265.4	(2.2)	(0.8)
149.2	174.8	25.6	14.6	Purchased services and other	313.7	342.3	28.6	8.4

796.6	1,029.8	233.2	22.6		1,727.9	2,039.1	311.2	15.3

225.8	272.3	(46.5)	(17.1)	Operating income (3) (4)	365.2	488.2	(123.0)	(25.2)

19.1	4.6	(14.5)	(315.2)	Other income and charges	26.6	11.3	(15.3)	(135.4)
73.3	62.1	(11.2)	(18.0)	Net interest expense	145.7	121.4	(24.3)	(20.0)
33.4	55.4	22.0	39.7	Income tax expense before foreign exchange gain (loss) on long-term debt and other specified items (3)	38.8	89.0	50.2	56.4

$100.0	$150.2	$(50.2)	(33.4)	Income before foreign exchange gain (loss) on long-term debt and other specified items (3)	$154.1	$266.5	$(112.4)	(42.2)

77.9	79.1	1.2	—	Operating ratio (3) (5) (%)	82.6	80.7	(1.9)	—

$0.59	$0.97	$(0.38)	(39.2)	Diluted EPS, before FX on LTD and other specified items (3)	$0.94	$1.72	$(0.78)	(45.3)

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first two quarters of 2008.

See note on non-GAAP earnings measures included in this press release.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures included in this press release.

(4)	Operating income is a non-GAAP term, which represents “revenue less operating expenses”.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 4)
Pro forma Basis for Comparative Purposes only

Second Quarter					Year-to-date
	2008(1) (2)					2008(1) (2)
2009	Pro forma	Fav/(Unfav)%			2009	Pro forma	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$272.7	$228.0	$44.7	19.6	- Grain	$558.4	$488.3	$70.1	14.4
95.1	176.7	(81.6)	(46.2)	- Coal	211.5	320.6	(109.1)	(34.0)
65.0	140.7	(75.7)	(53.8)	- Sulphur and fertilizers	139.5	273.8	(134.3)	(49.1)
41.3	61.3	(20.0)	(32.6)	- Forest products	85.9	122.1	(36.2)	(29.6)
174.2	230.3	(56.1)	(24.4)	- Industrial and consumer products	373.7	437.5	(63.8)	(14.6)
49.8	87.9	(38.1)	(43.3)	- Automotive	101.5	161.1	(59.6)	(37.0)
274.4	349.4	(75.0)	(21.5)	- Intermodal	552.2	673.1	(120.9)	(18.0)

$972.5	$1,274.3	$(301.8)	(23.7)	Total Freight Revenues	$2,022.7	$2,476.5	$(453.8)	(18.3)

				Millions of Revenue Ton-Miles (RTM)
8,696	7,457	1,239	16.6	- Grain	17,224	15,795	1,429	9.0
3,888	6,213	(2,325)	(37.4)	- Coal	7,720	11,395	(3,675)	(32.3)
1,719	5,620	(3,901)	(69.4)	- Sulphur and fertilizers	3,899	11,094	(7,195)	(64.9)
1,092	1,514	(422)	(27.9)	- Forest products	2,156	3,115	(959)	(30.8)
3,971	5,597	(1,626)	(29.1)	- Industrial and consumer products	8,321	10,897	(2,576)	(23.6)
347	647	(300)	(46.4)	- Automotive	710	1,198	(488)	(40.7)
5,819	7,296	(1,477)	(20.2)	- Intermodal	11,427	14,264	(2,837)	(19.9)

25,532	34,344	(8,812)	(25.7)	Total RTMs	51,457	67,758	(16,301)	(24.1)

				Freight Revenue per RTM (cents)
3.14	3.06	0.08	2.6	- Grain	3.24	3.09	0.15	4.9
2.45	2.84	(0.39)	(13.7)	- Coal	2.74	2.81	(0.07)	(2.5)
3.78	2.50	1.28	51.2	- Sulphur and fertilizers	3.58	2.47	1.11	44.9
3.78	4.05	(0.27)	(6.7)	- Forest products	3.98	3.92	0.06	1.5
4.39	4.11	0.28	6.8	- Industrial and consumer products	4.49	4.01	0.48	12.0
14.35	13.59	0.76	5.6	- Automotive	14.30	13.45	0.85	6.3
4.72	4.79	(0.07)	(1.5)	- Intermodal	4.83	4.72	0.11	2.3

3.81	3.71	0.10	2.7	Freight Revenue per RTM	3.93	3.65	0.28	7.7

				Carloads (thousands)
119.3	110.2	9.1	8.3	- Grain	230.8	225.0	5.8	2.6
66.2	87.4	(21.2)	(24.3)	- Coal	137.0	162.9	(25.9)	(15.9)
22.3	54.8	(32.5)	(59.3)	- Sulphur and fertilizers	47.2	108.0	(60.8)	(56.3)
15.5	24.9	(9.4)	(37.8)	- Forest products	33.0	51.1	(18.1)	(35.4)
80.1	112.4	(32.3)	(28.7)	- Industrial and consumer products	166.7	217.1	(50.4)	(23.2)
22.6	40.2	(17.6)	(43.8)	- Automotive	43.6	76.8	(33.2)	(43.2)
238.2	315.1	(76.9)	(24.4)	- Intermodal	482.2	611.8	(129.6)	(21.2)

564.2	745.0	(180.8)	(24.3)	Total Carloads	1,140.5	1,452.7	(312.2)	(21.5)

				Freight Revenue per Carload
$2,286	$2,069	$217	10.5	- Grain	$2,419	$2,170	$249	11.5
1,437	2,022	(585)	(28.9)	- Coal	1,544	1,968	(424)	(21.5)
2,915	2,568	347	13.5	- Sulphur and fertilizers	2,956	2,535	421	16.6
2,665	2,462	203	8.2	- Forest products	2,603	2,389	214	9.0
2,175	2,049	126	6.1	- Industrial and consumer products	2,242	2,015	227	11.3
2,204	2,187	17	0.8	- Automotive	2,328	2,098	230	11.0
1,152	1,109	43	3.9	- Intermodal	1,145	1,100	45	4.1

$1,724	$1,710	$14	0.8	Freight Revenue per Carload	$1,774	$1,705	$69	4.0

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first two quarters of 2008.

See note on non-GAAP earnings measures included in this press release.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures included in this press release.

Summary of Rail Data (Page 5)

Second Quarter					Year-to-date
2009	2008(1) (2) (3)	Fav/(Unfav)%			2009	2008(1) (2) (3)	Fav/(Unfav)%

				Operations Performance

				Pro forma Consolidated Data including DM&E (1)

1.60	1.57	(0.03)	(1.9)	Total operating expenses per GTM (cents) (4)	1.72	1.58	(0.14)	(8.9)

49,635	65,600	(15,965)	(24.3)	Freight gross ton-miles (GTM) (millions)	100,568	128,706	(28,138)	(21.9)
8,391	11,309	(2,918)	(25.8)	Train miles (000)	17,298	22,365	(5,067)	(22.7)

15,156	17,275	2,119	12.3	Average number of active employees – Total	15,103	16,663	1,560	9.4
13,270	15,143	1,873	12.4	Average number of active employees — Expense	13,827	15,200	1,373	9.0

15,178	17,462	2,284	13.1	Number of employees at end of period – Total	15,178	17,462	2,284	13.1
13,120	15,172	2,052	13.5	Number of employees at end of period — Expense	13,120	15,172	2,052	13.5

1.14	1.20	0.06	5.0	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.24	1.25	0.01	0.8
56.1	78.0	21.9	28.1	U.S. gallons of locomotive fuel consumed – total (millions) (5)	123.8	159.4	35.6	22.3
1.78	3.51	1.73	49.3	Average fuel price (U.S. dollars per U.S. gallon)	1.93	3.26	1.33	40.8

				Fluidity Data (excluding DM&E)

20.4	21.6	1.2	5.6	Average terminal dwell – AAR definition (hours)	21.8	22.8	1.0	4.4
26.4	24.1	2.3	9.5	Average train speed – AAR definition (mph)	25.7	23.7	2.0	8.4
144.6	147.3	(2.7)	(1.8)	Car miles per car day	142.2	142.7	(0.5)	(0.4)
42.5	55.7	13.2	23.7	Average daily active cars on-line (000)	45.6	56.4	10.8	19.1
723	1,026	303	29.5	Average daily active road locomotives on-line	777	1,024	247	24.1

				Safety

1.59	1.28	(0.31)	(24.2)	FRA personal injuries per 200,000 employee-hours (CP only)	1.63	1.31	(0.32)	(24.4)
1.48	1.61	0.13	8.1	FRA train accidents per million train-miles (CP only)	1.55	1.99	0.44	22.1
1.25	3.17	1.92	60.6	FRA personal injuries per 200,000 employee-hours (DM&E only)	1.69	3.45	1.76	51.0
5.22	14.75	9.53	64.6	FRA train accidents per million train-miles (DM&E only)	6.09	11.01	4.92	44.7

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first two quarters of 2008.

See note on non-GAAP earnings measures included in this press release.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(4)	The pro forma total operating expenses per GTM for 2008 is a non-GAAP measure. See note on non-GAAP earnings measures included in this press release.

(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.